Exhibit 23.2

Consent of Independent CPAs

Consent of Independent Registered Certified Public Accountants

Board of Directors and Shareholders

UTEK Corporation

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-91724) pertaining to the UTEK Stock Option Plan and 2000 Non-Qualified Stock Option Plan and in the Registration Statement (Form S-8 No. 333-117311) pertaining to the UTEK Corporation Amended and Restated Employee Stock Option Plan and the UTEK Corporation Amended and Restated Non-Qualified Stock Option Plan of our report dated February 19, 2003 (except for Note 12 as to which the date is March 20, 2003) with respect to the 2002 consolidated financial statements, including schedules of investments, and the 2000, 2001, and 2002 selected per share data and ratios of UTEK corporation included in the Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Tampa, Florida

February 18, 2005